NOTICE

NATIONAL INSTRUMENT 51-102

CHANGE OF CORPORATE STRUCTURE

TO:  Alberta Securities Commission, as Principal Regulator

British Columbia Securities Commission

This notice is provided pursuant to section 4.9 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102").

Item 1.  Names and Address of the Issuer

Alpine Summit Energy Partners, Inc. ("Alpine" or the "Company"), formerly Red
Pine Petroleum Ltd. ("Red Pine")
3322 West End Ave Suite 450
Nashville, TN 37203

Item 2. Names of the Parties to the Transaction

Alpine (formerly, Red Pine), HB2 Origination, LLC. ("Origination"), Alpine Summit Energy Partners Finco, Inc. ("Finco"), Red Pine Petroleum Subco Ltd. ("Subco"), and Alpine Summit Energy Investors, Inc., ("Blocker").

Item 3. Description of the Transaction

On September 7, 2021, pursuant to the terms of, among other agreements, a business combination agreement dated as of April 8, 2021 between Red Pine, Origination, Finco, Subco and Blocker, Alpine acquired Origination and Finco (the "Transaction").

The principal steps of the Transaction were as follows:

(a) Red Pine consolidated its common shares on the basis of one common share for every 625.5882 existing common shares, and amended its articles to (i) reclassify its common shares as Subordinate Voting Shares, (ii) create a new class of Multiple Voting Shares and a new class of Proportionate Voting Shares, and (iii) change its name from "Red Pine Petroleum Ltd." to "Alpine Summit Energy Partners, Inc.";

(b) each outstanding membership unit of Origination was converted into three membership units of Origination (the "Recapitalization");

(c) the subscription receipts of Finco ("Subscription Receipts") issued pursuant to the private placement of Finco completed on August 18, 2021 (the "Finco Financing") were converted into common shares of Finco;

(d) the Company, Finco and Subco completed a three-cornered amalgamation under the Business Corporations Act (British Columbia) pursuant to which all Finco shareholders (including former holders of the Subscription Receipts) exchanged their Class A common shares held for subordinate voting shares of the Company ("Subordinate Voting Shares") or their Class B common shares held for multiple voting shares of the Company ("Multiple Voting Shares"), as applicable, in each case on a one-for-one basis, and Finco and Subco amalgamated, with the resulting entity ("Amalco") continuing as a wholly-owned subsidiary of the Company;

(e) Amalco was wound up into the Company and the assets of Amalco (which consist of the funds invested by the holders of the Subscription Receipts, net of expenses) were transferred to the Company by operation of law;

(f) certain U.S. holders of membership units in Origination (other than Blocker) contributed their membership units in Origination to the Company in exchange for Multiple Voting Shares on a one-hundred membership units (post- Recapitalization) for one Multiple Voting Share basis;

(g) certain non-U.S. holders of membership units in Origination contributed their membership units in Origination to the Company in exchange for Subordinate Voting Shares on a one membership unit (post-Recapitalization) for one Subordinate Voting Share basis subject to adjustment for any applicable withholding taxes;

(h) each holder of common shares of Blocker ("Blocker Shares") contributed their Blocker Shares to the Company in exchange for Subordinate Voting Shares on a one Blocker Share for three Subordinate Voting Shares basis;

(i) Mr. Craig Perry subscribed for proportionate voting shares of the Company ("Proportionate Voting Shares") carrying voting rights that would, in the aggregate, represent approximately 32% of the voting rights of the Company upon completion of the Transaction on a fully diluted basis for a purchase price equivalent to their fair market value;

(j) the Company used certain proceeds of the Finco Financing and the membership units of Origination received by it to subscribe for Blocker Shares, following which the proceeds of Finco Financing received by Blocker were contributed to Origination in exchange for membership units of Origination; and

(k) membership units of Origination held by Blocker were re-designated as Class A Voting Units of Origination and membership units of Origination held by other remaining members of Origination were re-designated as Class B Non-Voting Units of Origination.

The directors of the Company following the Transaction are Craig Perry, Darren Tangen, Stephen Schaefer, Porter Collins and Agenia Clark.

Prior to the Transaction, the Company's authorized share capital consisted of an unlimited number of common shares. Following the Transaction, the Company's authorized share capital consisted of an unlimited number of Proportionate Voting Shares, an unlimited number of Multiple Voting Shares, and an unlimited number of Subordinate Voting Shares.

The Transaction constituted a reverse takeover of Red Pine by Origination and its securityholders.

Additional information regarding the Transaction is found in the listing application of Alpine dated September 3, 2021 (the "Listing Application"). A copy of the Listing Application is available under Alpine's issuer profile on SEDAR at www.sedar.com.

Item 4. Effective Date of the Transaction

The Transaction became effective on September 7, 2021.

Item 5. Names of Each Party that Ceased to Be a Reporting Issuer Subsequent to the Transaction and of each
Continuing Entity

Alpine continues to be a reporting issuer in Alberta and British Columbia.

Item 6. Date of the Reporting Issuer's First Financial Year-End Subsequent to the Transaction

December 31, 2021.

Item 7. The Periods, including the Comparative Periods, if any, of the Interim Financial Reports and the Annual Financial Statements required to be filed for the Reporting Issuer's First Financial Year after the Transaction

Alpine will file annual financial statements for the years ended December 31, 2021 and 2020 on or before May 2, 2022, interim financial statements for the three months ended March 31, 2022 and 2021 on or before May 30, 2022, interim financial statements for the six months ended June 30, 2022 and 2021 on or before August 29, 2022, and interim financial statements for the nine months ended September 30, 2022 and 2021 on or before November 29, 2022.

Item 8. Documents Filed under NI 51-102

Please see the material change report of Alpine dated as of September 8, 2021, as filed under Alpine's issuer profile on SEDAR at www.sedar.com.

Item 9. Date of Report

September 8, 2021.